Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Digital Mailbox, Inc.
910 19th St., Suite 106
SANTA MONICA, CA 90403
www.Zipinmail.com

Up to $1,069,999.50 in Common Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Digital Mailbox, Inc.
Address: 910 19th St., Suite 106, SANTA MONICA, CA 90403
State of Incorporation: DE
Date Incorporated: March 31, 2021

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Common Stock
Offering Maximum: $1,069,999.50 | 713,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $300.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Time-Based:

Super Early Bird

Invest within two weeks and receive 15% bonus shares

Early Bird

Invest within 4 weeks and receive 10% bonus shares

Amount Based:

$1k+

10% bonus shares

$5k+

15% bonus shares

$10k+

20% bonus shares

$25k+

25% bonus shares

$50k+

35% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Digital Mailbox, Inc. dba Zipinmail will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Digital Mailbox, Inc. dba Zipinmail ("Zipinmail" or "Digital Mailbox" or the "Company") is a C Corporation organized under the laws of the State of Delaware on March 31, 2021.

Our vision is to save the trees and preserve nature for future generations. Our mission is to get rid of paper mail and implement a virtual global postal system.

Paper mail is a cumbersome process for consumers. Businesses spend billions of dollars every year without proper measurement metrics or ROI. We kill millions of trees for paper mail and almost all of it is thrown in the trash.

Our solution is to take the physical mailbox to the cloud. Zipinmail has created an open, end-to-end virtual mailbox platform to send & receive mail using a mailing address, without email or sharing links.

We launched our product on March 1, 2022 and Consumers can now access all their mailboxes on their cell phones. Businesses can send their mail virtually using the same residential & commercial addresses. There is no paper, printing, mailing, or scanning by a service provider in the middle. Zipinmail will save the trees and preserve nature for our children & grandchildren.

Zipinmail plans to generate revenues from:

a) Subscription Plans: Basic (Free), Premium ($100/mo) & Enterprise ($350/mo)

b) Mass Zipinmail: Businesses can select their audience, design a template, and blast to thousands of homes for just 5 cents per transmission (less than the cost of buying an email list). Businesses will save 90% of the cost of direct mail.

c) Coupon Management: Businesses can upload coupons directly into virtual mailboxes for just $25 per coupon per zipcode per month.

d) Cash Rewards: Businesses can give cash rewards to their target audience as an incentive to click their Zipinmail

e) Other Revenues (future products in the pipeline): Certified Mail, Digital PO Box, Digital Notary, Digital Mail-In Ballots, and Digital Currency.

Our initial target market is all businesses that send direct mail to consumers.

Zipinmail is free for consumers.

<u>The Company's Intellectual Property ("IP")</u>

The Company has filed for a PCT Application (Global Patent Application) on December 10, 2021 for a Virtual Mailbox Platform to send & receive mail using a mailing address. The patent has been assigned to the Company. PCT Application Number: PCT/US21/62962; Also, filed for US Accelerated Examination on 3/11/22.

*Source**

1. Businesses burn over $300 billion every year for paper mail: This is made up of a few numbers and estimates:

a. Cost of paper used by companies: $120 billion

i. https://www.tonerbuzz.com/facts-about-paper/#:~:text=The%20U.S.%20cuts%20down%20approximately,every%20year%20in%20the%20US

ii. Scroll down to section: Paper in Business and bullet # 2

b. Postage cost (USPS Form 10K report – see above): $41 billion

c. Printing & Labor Cost: $140 billion (calculated cost: real cost is significantly higher): https://www.postgrid.com/direct-mail-marketing-costs/ (see cost of printing, copywriting, design, templates, professionals, formatting, ink et al)

d. Shipping & Handling: $20 billion (calculated cost: real cost is significantly higher): https://drive.google.com/file/d/10bWV04UmUe0fPFFvJ54P-ADIAbe2wOn7/view?usp=sharing

e. Total: $321 billion

2. '........and almost all of it is thrown in the trash':

https://www.usi.edu/recycle/paper-recycling-facts/

a) The average household throws away 13,000 separate pieces of paper each year.

b) Americans use 85,000,000 tons of paper a year; about 680 pounds per person.

Competitors and Industry

Industry

The Virtual Mailbox industry is currently estimated at $21 billion per year in the USA and the global market size is unknown. USPS generated $77 billion and the global postal system revenue exceeded $500 billion at the end of 2020. We believe the total direct mail industry including paper, ink, postage, labor, shipping & handling is significantly higher.

**Source:*

a. USPS Revenues in 2021: $77 Billion

i. USPS Form 10K Report for 2021: https://drive.google.com/file/d/1hmoYF8yO3yVn1cnWht-dAymfPYAogoAi/view?usp=sharing

b. Global Postal System Revenues exceed $500 Billion:

i. https://drive.google.com/file/d/1hogX9qJ23kd-5hCPpgTFv3UKf4Xzhuzh/view?usp=sharing

ii. https://www.statista.com/statistics/320204/postal-industry-revenue-worldwide/

1. Note: The numbers given in Statista.com are in Euros

Competitors

To the best of our knowledge, Zipinmail is the first and only end-to-end virtual mailbox platform to send & receive mail using a mailing address, and there is no similar product in the market. Our indirect competition includes about a dozen companies such as iPostal1, Anytime Mailbox, US Global Mail, etc., with a so-called virtual mailbox platform. Here's the process of all our indirect competitors: i) The sender sends the paper mail to a street or PO Box address and it is forwarded to the service provider (iPostal1, Anytime Mailbox, etc.). ii) The service provider scans and uploads the paper mail to a virtual mailbox accessible remotely by the end-user. iii) Paper mail is not eliminated and the service provider charges a fee ranging from $7 per month to a few hundred dollars a month based on the number of documents scanned and the level of service.

Compare that to Zipinmail: i) End-to-end solution: No paper, printing, mailing, scanning, or service provider in the middle. The sender sends directly from their virtual mailbox to the recipient's virtual mailbox using the recipients' mailing address. ii. Since it is designed like an email, the sender can type any content in the body of Zipinmail and attach any file such as .doc, .xlsx, .ppt, .pdf, .png, etc. (just like an email). Note that everything sent via 'Compose Zipinmail' is absolutely free for everybody (consumers and businesses). We charge a 'Transmission Fee (5 cents)' only when they use our Mass Zipinmail platform to select their audience and use our templates to blast to a large number of mailing addresses.

Current Stage and Roadmap

Current Stage

a. Zipinmail went live on March 1, 2022. You can download Zipinmail App from iOS and Android, or access our Web Application from a PC or Mac using any browser anywhere in the

world.

b. While the product has been live for download effective March 1, 2022, from a computer or cell phone anywhere in the world, we have not advertised it to the public. We are currently on a 'Soft Launch' phase to 'Test The Waters' to identify any bugs in the product, enhance the product features, understand what kinds of Ads/messages are resonating with consumers and businesses, and prepare our sales & marketing strategies and raise capital before advertising on a larger scale to the public. Based on our soft launch to date in Los Angeles on Facebook, our Consumer Acquisition cost was $27.67. We believe our consumer acquisition cost will come down to less than $10 when we expand our marketing campaigns.

Roadmap

3. Go-To-Market Strategy:

a. Geographic Areas & Timelines: We launched our product on March 1, 2022, in a small area in LA and we plan to expand to Southern California in the 2nd half of 2022, and plan to expand to the entire of California in 2023, and plan to go nationwide in 2024.

b. Business: Phase I: We plan to target local businesses that send marketing mail to consumers; Phase II: We plan to target regional & national businesses that send marketing mail; Phase III: We plan to expand to all business communications including bills & statements. We plan to expand the B2B Sales team immediately upon raising capital.

c. Consumers: Phase I: We plan to target coupon users, travelers, tech enthusiasts, virtual mailbox customers, and people who have signed up for ‘do not mail’. Phase II: We plan to target PO Box holders, environment-friendly groups, nature lovers, and go viral with the ‘refer & earn’ program. Phase III: We plan to target all consumers. We plan to expand the consumer marketing budget based on the capital raised.

4. Profitability & Operating Costs: Our product margins are expected to be very high - ranging between 65% to 80%. We believe our biggest costs are likely to be consumer and business acquisition costs. Once they sign up, we believe they will be permanent customers because this is their virtual mailbox. While we expect to have continued software development costs, our software maintenance, infrastructure, data management, and transmission costs are expected to be negligible, and we believe our product margins will be very high.

5. Future Products in Pipeline and Expected Release Dates:

a) Certified Mail: December 2022

b) Change of Address: November 2022

c) Digital PO Box: 1st Quarter 2023

d) Digital Notary: 2nd half of 2023

e) Digital Mail-In-Ballots: 2nd half of 2024

f) Digital Currency: 1st half of 2024

The Team

Officers and Directors

Name: Vijay Chetty

Vijay Chetty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: March 31, 2021 - Present
  Responsibilities: Responsible for all aspects of the business. Vijay does not currently receive a salary

- **Position:** Chief Financial Officer
  Dates of Service: March 31, 2021 - Present
  Responsibilities: Responsible for managing all financial aspects of the company. He works full-time for Zipinmail, approximately 40 hours per week

- **Position:** Secretary
  Dates of Service: March 31, 2021 - Present
  Responsibilities: Responsible for all legal and administrative aspects of the company

- **Position:** Chairman of the Board
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Running the Board of Directors Meetings

Other business experience in the past three years:

- **Employer:** Click & Clear Communications
  Title: President & CEO
  Dates of Service: September 15, 2013 - Present
  Responsibilities: While responsible for all aspects of the business, spends less than an hour a week in managing Click & Clear Communications

Name: Gunjan Bagla

Gunjan Bagla's current primary role is with Amritt, Inc.. Gunjan Bagla currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Consultant
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Giving direction to the company. 1% of the outstanding common stock of the company per year b) Consultant: $3,500 per month in cash and $7,000 per month in stock options

Other business experience in the past three years:

- **Employer:** Amritt, Inc.

Title: Managing Director
Dates of Service: January 01, 2008 - Present
Responsibilities: Responsible for all aspects of this business

Other business experience in the past three years:

- **Employer:** Harvard Business Review
  Title: Writer, Co-Author - India Business
  Dates of Service: October 15, 2012 - Present
  Responsibilities: Writing articles about doing business with India

Name: Prem Sundaram

Prem Sundaram's current primary role is with Circular Materials Inc. Prem Sundaram currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Consultant
  Dates of Service: July 01, 2022 - Present
  Responsibilities: As a Director, Prem will participate in Board meetings, investor meetings and giving guidance to the company. As a Consultant, Prem is expected to spend about an hour a week on various consulting projects.

Other business experience in the past three years:

- **Employer:** Circular Materials Inc
  Title: CEO
  Dates of Service: August 02, 2021 - Present
  Responsibilities: Chief executive of the business operations

Other business experience in the past three years:

- **Employer:** Sundaram Applied Technologies, Inc.
  Title: Founder & CEO
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Technology Strategist and Interim CIO driving interface between technology and product functions

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as

well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and software services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $106,999.50 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
While we offer a variety of services within our Virtual Mailbox Platform, all categories of

revenues generated within our virtual mailbox platform are dependent on our ability to sell the Virtual Mailbox Platform to consumers and businesses.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior

products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Digital Mailbox, Inc., dba Zipinmail was formed on March 31, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Digital Mailbox, Inc., dba Zipinmail has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Virtual Mailbox is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns a pending patent, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our

trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on our company or our key vendors or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Vijay Chetty	15,000,000	Common Stock	100.0%
Vijay Chetty	2,500,000	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 15,000,000 outstanding.

Voting Rights

Common Stock Voting Rights 1: 1

Material Rights

Total Common Stock outstanding on a fully-diluted basis (15,000,000 shown above) includes the Series F Preferred Stock on a fully converted/diluted pre-money basis, but does not include stock options reserved but not issued, as the number of stock options to be issued has not yet been finalized. The Company estimates it will be issuing between 400,000 to 600,000 stock options based on the stock price and meeting certain milestones.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 2,500,000 outstanding.

Voting Rights

Votes in par with Common Stockholders on a fully converted basis

Material Rights

1. Voting Rights: Series F Preferred stock votes in par with common on a fully converted basis.

2. Participating Dividends: Participates in dividends with common on a fully converted basis

3. Liquidation: Series F Preferred stockholders shall be entitled to be paid out of the assets of the corporation available for distribution on parity with the holders of common stock

4. Majority of Series F Preferred stockholders must approve:

a) issuance of any other class of securities

b) merger, corporate reorganization, sale of control or any transaction in which all or substantially all of the assets of the corporation are sold

c) amendment, alteration, modification or repeal of the Certificate of Incorporation

d) certificate of designation or the by-laws of the Corporation, including the amendment of the Certificate of Incorporation by the adoption or amendment of any Certificate of Designation or similar document, or amend the organizational documents of any Subsidiary;

(e) redeem or repurchase any series of stock of the Corporation;

(f) increase the authorized number of directors constituting the Board;

(g) enter into any exclusive license, lease, sale, distribution or other disposition of the Corporation's products or intellectual property;

(h) declare bankruptcy, dissolve, liquidate or wind up the affairs of the Corporation or any Subsidiary of the Corporation;

(i) acquire in any transaction or series of related transactions, all of the stock or any material assets of another Person.

5. Conversion: Series F Preferred stock constitutes 33.33% of the common stock of the company on a fully converted basis.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 15,000,000
Use of proceeds: Founder's Shares, Par value is $.01/share
Date: September 24, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 2,500,000
Use of proceeds: Founder's Shares
Date: September 24, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Non-Qualified Stock Options
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 75,000
Use of proceeds: Equity compensation
Date: May 31, 2022
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking

statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is funded to-date by the founder and dependent on the founder for survival until the company raises capital from outside sources and/or generates revenues. Currently, we can operate for 15 months without revenue generation. This is based on a current monthly burn rate of $30k per month for expenses related to product development, sales & marketing.

Foreseeable major expenses based on projections:

Our projected expenses for the foreseeable future are:

a) Sales & marketing: Year 1: $1.65M; Year 2: $6M; Year 3: $12.75M

b) Product development and maintenance costs: Year 1: $540K; Year 2: $919K; Year 3: $1.32M

c) General & Administrative Costs: Year 1: $266K; Year 2: $750K; Year 3: $1.2M

Future operational challenges:

Challenges:

1. Raising Capital

2. Building our Sales & Marketing Team when the economy is almost in full employment.

Future challenges related to capital resources:

We are a consumer facing technology. Marketing to consumers requires a lot of capital. Once we secure a consumer, they are likely to be permanent customers because this is their Virtual Mailbox. We believe our operating costs are low and profit margins are very high (65% to 80%), so we believe we will be a cash cow after we invest in consumer acquisition cost.

Future milestones and events:

1. First Milestone: We just reached our first milestone of building and launching our product. Our product is live in iOS, Android, PC, MAc, Web and all browsers globally. I came up with the vision in Feb 2021, incorporated as a Delaware C Corporation on March 31, 2021 and launched the product on March 1, 2022.

2. Capital: Our second milestone is to raise capital. We expect to raise about $500k from our friends & family and hope the Start Engine investors will invest the remainder. Our objective is to raise $5M from Reg CF Offering via Start Engine. If we go live during first week of July, with 90 day raise window, we expect to raise the money by September 2022.

3. Sales & Marketing: We are currently doing very little marketing due to limited budget. As soon as we raise capital, our first task at hand is to ramp up our sales & marketing efforts. We intend to start our marketing campaign in August 2022 and will continue to ramp up our

marketing efforts based on funding.

4. Team Building: As we raise capital and generate revenues, we will continue to expand our product development, sales, marketing & operations teams. We intend to start hiring sales reps in August and sales managers in October 2022. We intend to continue building our sales, marketing & operations teams beginning August 2022. Team building will be ongoing based on funding and revenues generated by the company.

Every milestone above will have significant positive impact on the growth & development of Zipinmail.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the Company has capital resources available in the form of a commitment from Founder for $200,000 + commitments from friends & family for $250,000 in investments and $40,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company's operations.

These funds are required to support our sales & marketing initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has in the bank and received commitments so far, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for about 15 months. This is based on a current monthly burn rate of $30k per month for expenses related to product development, sales & marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate permanently. This is based on a current monthly burn rate of $160,000 for expenses related to product development, sales & marketing, and we turn cash flow positive

by month 20. So, for the first 20 months, we will burn about $3.2M out of $5M raise, and then we will turn cash flow positive. We intend to raise additional capital in the future for growth & expansion to the rest of USA and globally.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including $75M Series A Offering through Start Engine or Venture Capital. We are not concurrently raising capital anywhere else at this time. We have been selected by Clean Tech Open (CTO) Accelerator Program, and beginning to meet some VC's through the CTO Accelerator program. We are also actively seeking capital from 'friends & family' and Angel groups.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $22,500,000.00

Valuation Details:

The Company has analyzed several factors to reach its pre-money valuation of $22,500,000.00 and price per share of $1.50.

<u>Valuation Based On Vision, Technology, Team, Progress & Stage Of Company:</u>

a) Filed Global Patent: We believe this is an evolutionary vision and technology that doesn't exist in the market today. To the best of our knowledge, we are the first company to come up with a vision and built a virtual mailbox platform to send & receive mail using a mailing address.

b) Market Opportunity: Based on our own research and calculations, we believe the global market opportunity is more than a trillion dollars. Don't know how to assign a value for such a huge scope, size, and magnitude of the vision and market opportunity.

c) Team: Everybody in our team is a highly qualified (Master's Degree or more) and experienced professional.

d) Technology & Product: We have built an extremely complex product. All transmission of data in the world wide web today is based on IP Address, URL, Domain name, Email, sharing links, or granting permissions. We believe are the first company to build an open virtual mailbox platform to send & receive mail using a mailing address with multiple lines including first name, last name, street #, street name, apt/unit/ste #, city, state, zip code, country.

e) Domain Knowledge & Expertise: Vijay Chetty, Founder & CEO has been working on various technologies for reducing the consumption of paper for the past 20 years. Vijay was the CEO of an electronic coupon distribution, redemption & clearing company. Vijay was also the Founder of a Digital Marketing Company that also sold direct mail as one of the product offerings to local businesses. Vijay has a deep understanding of the pain faced by businesses and consumers in the entire paper mail process. Vijay has been passionate about getting rid of paper mail. So, this entire product is a culmination of Vijay's vision, passion, and domain knowledge.

f) Risk & Investment: Vijay has invested $520k of his money, re-financed his home, and has basically invested his entire lifetime savings in building this product.

g) Revenue Projections: The Company is projecting rapid revenue growth from $579K in Year 1; $9.5M in Year 2 and $44.5M in Year 3. We believe our costs are low and profit margins are high, and we will be a cash cow. Since we are pre-revenue, don't know if and how to assign a value for these projections.

<u>Market Valuation Approach:</u>

Since it is extremely difficult to come up with a pre-money valuation for a pre-revenue company with huge potential, we decided to go with the Market Valuation approach.

a) State of US Early Stage Venture Startups-4Q 2021: Published by Silicon Valley Bank and Angel List (see article uploaded): The average pre-money valuation of other Seed Stage Technology Companies that actually got funded - the latest data available - was $25.7 million.

b) We believe Zipinmail is an evolutionary vision & technology, and there is nothing similar in the market today. We have filed a global patent, built the team, built the technology and our product is live globally for iOS, Android, Web, PC, Mac, and all browsers. We believe the global market opportunity is more than 500 billion dollars. We believe we are the first to market and we have the potential to capture a significant market share and even be a monopoly.

c) We believe our valuation should be significantly more than the average pre-money valuation of other seed-stage technology companies, but we also recognize we are a pre-revenue company, and the investment climate has changed in 2022, so we are willing to take a little bit lower than the average pre-money valuation of other seed-stage technology companies. So, we picked $22-23 million about $3 million lower than the average.

<u>Disclaimers</u>

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) shares reserved for issuance under a stock plan are not considered in valuation calculations.

The pre-money valuation does not take into account any reserved and unissued stock options

the Company estimates to be between 400,000 to 600,000, which will be based on the stock price and meeting certain milestones. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  50.0%
  1) For $5M raise: Sales & Marketing: $2,500,000 (Marketing to Consumers: $1,850,000; B2B Sales: $650,000) 2) For $1,070,000 raise: Sales & Marketing: $535,000 (Marketing to Consumers: $400,000; B2B Sales: $135,000)

- *Research & Development*
  12.0%
  We will continue to build & manage our software and build new features such as Certified Mail, Change of Address, Rewards Program and Digital PO Box. We will build the future products in our pipeline such as Digital Mail-In-Ballots, Digital Currency etc., based on cash flow.

- *Company Employment*
  32.5%
  Funds will be used for: a) Product Development: CTO, Senior Engineers, Project Managers, Software Developers b) Sales & Marketing: Sales Reps, Sales Managers, VP of Sales c) General & Administrative: Accounting, HR & Admin Staff

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.Zipinmail.com (zipinmail.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zipinmail

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Digital Mailbox, Inc.

[See attached]

DIGITAL MAILBOX, INC. DBA ZIPINMAIL

FINANCIAL STATEMENTS
FROM INCEPTION (MARCH 31, 2021) YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Digital Mailbox, Inc., dba Zipinmail
Santa Monica, California

We have reviewed the accompanying financial statements of Digital Mailbox, Inc., dba Zipinmail(the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (March 31, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 25, 2022
Los Angeles, California

DIGITAL MAILBOX INC. DBA ZIPINMAIL
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	1,328
Total current assets		**1,328**
Intangible Assets		194,933
Property and Equipment, net		74,172
Total assets	**$**	**270,433**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities		-
STOCKHOLDERS EQUITY		
Common Stock		100,000
Preferred Stock		25,000
Additional Paid in Capital		235,975
Retained earnings/(Accumulated Deficit)		(90,542)
Total stockholders' equity		**270,433**
Total liabilities and stockholders' equity	**$**	**270,433**

See accompanying notes to financial statements.

DIGITAL MAILBOX INC. DBA ZIPINMAIL
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (March 31, 2021)	December 31, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	88,233
Sales and marketing	2,310
Total operating expenses	90,542
Operating income/(loss)	(90,542)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(90,542)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (90,542)**

See accompanying notes to financial statements.

DIGITAL MAILBOX INC. DBA ZIPINMAIL
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Inception date March 31, 2021	-		-				
Issuance of Stock	10,000,000	$ 100,000	2,500,000	$ 25,000	$ 234,304		$ 359,304
Shared-based Compensation					1,672		1,672
Net income/(loss)	-	-	-	-		$ (90,542)	(90,542)
Balance—December 31, 2021	**10,000,000**	**$ 100,000**	**2,500,000**	**$ 25,000**	**$ 235,975**	**$ (90,542)**	**$ 270,433**

See accompanying notes to financial statements.

DIGITAL MAILBOX INC. DBA ZIPINMAIL
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (March 31, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(90,542)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of Intangibles asset		47,019
Depreciation of property and equipment		18,543
Share-based Compensation		1,672
Net cash provided/(used) by operating activities		**(23,309)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of tangible assets		(241,952)
Purchases of property and equipment		(92,715)
Net cash provided/(used) in investing activities		**(334,667)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of stock		359,304
Net cash provided/(used) by financing activities		**359,304**
Change in cash		1,328
Cash—beginning of year		-
Cash—end of year	**$**	**1,328**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Digital Mailbox Inc. DBA Zipinmail was incorporated on March 31, 2021, in the state of Delaware. The financial statements of Digital Mailbox Inc. DBA Zipinmail (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, California.

Zipinmail has created a mailbox in the cloud for all residential & commercial addresses and created a platform to exchange information virtually between mailboxes in the cloud using a mailing address without email or sharing links.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Office remodeling costs	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40:Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Digital Mailbox, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from fees and subscriptions charged to customers using its platform.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2021, amounted to $2,310, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2021
Office remodeling costs	$	92,715
Property and Equipment, at Cost		**92,715**
Accumulated depreciation		(18,543)
Property and Equipment, Net	**$**	**74,172**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 was in the amount of $18,543.

4. INTANGIBLE ASSETS

As of December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2021
Patent	$	13,715
Software development		228,237
Intangible assets, at cost		**241,952**
Accumulated amortization		(47,019)
Intangible assets, Net	**$**	**194,933**

Entire intangible assets have been amortized. Amortization expenses for patents for the period from inception to December 31, 2021, was in the amount of $47,019.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(47,019)
2023		(47,019)
2024		(47,019)
2025		(47,019)
Thereafter		(6,858)
Total	**$**	**(194,933)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.01. As of December 31, 2021, 10,000,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Shares with a $0.01 par value. As of December 31, 2021, 2,500,000 shares of Preferred Shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at March 31, 2021	-	$ -	-
Granted	56,250	$ 0.10	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	56,250	$ 0.10	9.25
Exercisable Options at December 31, 2021	21,094	$ 0.10	9.25

Stock option expenses for the period from inception to December 31, 2021, were $1,672.

7. DEBT

The Company had no debt as of December 31, 2021.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,		2021
Net Operating Loss	$	(27,018)
Valuation Allowance		27,018
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 are as follows:

As of Year Ended December 31,		2021
Net Operating Loss	$	(27,018)
Valuation Allowance		27,018
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $90,542, and the Company had state net operating loss ("NOL") carryforwards of approximately $90,542. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 25, 2022, which is the date the financial statements were available to be issued.

The Company granted 18,750 stock options to one of its consultants, Gunjan Bagla, for an additional three months of services rendered in 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company.

If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm its business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Zipinmail

Your Mailbox in the Cloud


Your mailbox in the cloud
Goodbye to old paper mail!
Say Hello to Zipinmail
Save Trees
Save Money
Save Time
Zipinmail
Sign Up
It's Absolutely FREE!
GET IT ON Google Play
Download on the App Store

Website SANTA MONICA, CA CONSUMER INTERNET

$0.00 raised

0 Investors	$22.5M Valuation
$1.50 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Zipinmail's mission is to get rid of paper mail and implement a 'Virtual Mailbox' platform to send & receive mail using a mailing address without email or sharing links. Our company is young and pre-revenue, but our technology is currently in-market with about 100 consumers and a dozen businesses signed up.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We believe that Zipinmail is one of the first to market with a simple, logical, practical, end-to-end virtual mailbox platform.
- The market opportunity is huge. In 2021, USPS generated $77 Billion of revenues and the global postal system revenues exceeded $500 Billion. (source, source, source, source)
- Zipinmail is here to eliminate the pains of the paper mail process, save billions of dollars, provide real time measurement metrics, and preserve nature by saving trees.

OVERVIEW

We are introducing a 'Virtual Global Post Office'

We are Zipinmail, and we've created a mailbox in the cloud for every residential, commercial, and PO Box address out there. We facilitate the exchange of information between mailboxes in the cloud, using physical mailing addresses without email or sharing links.


We Take Your Physical Mailbox & Put It In The Cloud!
This works on:
Residential Addresses
Commercial Addresses
PO Boxes

In our view, this unique and innovative solution will solve all the problems of paper mail.

Businesses will get the impact of direct mail for a significantly lower cost and get detailed measurement metrics. **Consumers** can access all their mailboxes under one account from anywhere on any device and keep all their documents organized in Zipinmail while saving time and money.

Collectively, we aim to eliminate paper mail over a period of time, saving trees and preserving nature for future generations.

Our goal is that, in a few years from now, the physical mailbox in front of your home will be a collectors' item.

THE PROBLEM

Point blank: Paper is wasteful

For Consumers: We believe paper mail creates clutter, takes time to organize, and makes it hard to find bills & coupons when needed.

- Consumption: 85 million tons / year (source)
- Trash: 13,000 pcs per person / year (source)

For Businesses: According to our research, businesses burn over $300 billion dollars of cash for paper mail without good ROI. (source)

- Postage: $41 billion / year (according to internal research)
- Paper Mail: 121 billion pcs / year (source)

For Nature: 68 million trees in the USA (source) are cut down each year and 400 million metric tons of paper products are produced globally (source) - and all of it is usually thrown in trash. Our research shows that the paper industry is the 3rd largest polluter of air, water & land.

THE SOLUTION

Take Your Physical Mailbox To The Cloud

Zipinmail has created a mailbox in the cloud for all residential & commercial addresses. That means users can exchange information virtually between mailboxes in the cloud using a physical mailing address without email or sharing links.


Zipinmail Is
NOT EMAIL
Email is for an individual, whereas Zipinmail is for a mailing address.
Your Zipinmail address is the same as your mailing address
All individuals have their own virtual mailbox that is linked to the Zipinmail in the cloud for that mailing address
One permanent Zipinmail for a mailing address
Individuals can't add, change or delete Zipinmail

Zipinmail is for a mailing address and email is for an individual. There is no scanning of paper mail, nor service providers in the middle - the sender sends directly from their virtual mailbox to the recipient's virtual mailbox using their same mailing address. It's as simple as that.

Benefits For Consumers:

- No more paper mail, no more clutter
- Access mailbox in their cell phone
- All their bills, statements, and coupons organized in their virtual mailbox
- Saves time, saves money
- Change of address simplified

Benefits For Business:

- We believe Zipinmail will save more than 90% of the cost of paper mail
- All demographic data for individuals within a mailing address can be used to target & reach their audience
- Select target audience and send mass Zipinmail in minutes
- Get detailed measurement metrics & significant ROI
- Give coupons & rewards to targeted customers (available via the web only and not on mobile)

Did we mention our basic service is free? Here's a look at our revenue model:


Business Users
Subscriptions
Basic: Free
Premium: $100/month
Enterprise: $350/month
Mass Zipinmail
5-15 cents per transmission based on subscription plan
Additional Mailboxes
$3 each per month
Coupon Management: $25 per coupon per zip code per month
Cash Rewards: Fee per click


Individual Users
Subscriptions
Basic: Free
Premium: $6/month
Mass Zipinmail

THE MARKET

USPS has been trying to digitize the postal system since 1990’s (source)

According to our research, the USPS generates billions of dollars a year off of the current system. Clearly, there is opportunity, and we are here at the right time for it.

We believe the total market opportunity in the US is $21 billion a year, and here’s the breakdown on what that looks like.



Total Number of Small Businesses in the US
31.7 Million
Estimaged Number of Businesses Sending Direct Mail*
1.8 Million
*According to our research and internal calculations

Source: US SBA

There are about a dozen companies with a virtual mailbox platform. But unlike them, we think Zipinmail stands out as...

- **An end-to-end solution:** No paper, printing, mailing, scanning or service provider in the middle
- **Email-esque:** where the sender can type any content in the body of Zipinmail and attach any file format
- **Basically Free:** We only charge for Premium and Enterprise plans

OUR TRACTION

Progress in product, initial customers, and fundraising all around

Product: Completed product development and went live in the Los Angeles area via Facebook on March 1, 2022. Zipinmail is now live on iOS, Android, Web Application, PC, Mac, and all browsers.

Initial Customers: About 100 consumers and a dozen business customers have signed up so far.

Fundraising: We have been selected by CleanTech Open for their Accelerator program

Zipinmail is designed like an email but uses a mailing address to send & receive mail.



Inbox/Dashboard
Zipinmail

Just enter the full address of the recipient, type your content in the body of Zipinmail and attach any file format (just like an email), and it will be delivered to the recipients' mailbox in the cloud for that mailing address


Compose & Send Zipinmail
Add Recipient
Address Type
Individual
First Name
John
Last Name
Doe
Street Name.*
Santa Monica Blvd
Street No.*
12345
Unit / Apartment / Suite
105
City*
Santa Monica
State
CA
Zipcode
90404
Added Recipients
Cancel
Add

Businesses can select their audience, design a template and blast Mass Zipinmail to thousands of homes in minutes and measure results in Campaign dashboard.


Mass Zipinmail
Mass Zipinmail
+ New Search

WHY INVEST

Zipinmail is the future mailbox

We believe that Zipinmail is the first to market with a simple, logical, practical, end-to-end virtual mailbox platform to send and receive mail.

We hope to help make mailboxes a thing of the past, which is why some of our future products include:

- Digital PO Box: anticipated release in 1st Quarter 2023
- Digital Notary: anticipated release in 2nd half of 2023
- Digital Currency: anticipated release in 2nd half of 2024
- Digital Mail-in Ballots: anticipated release in 1st half of 2024

We believe it’s about time for the implementation of a virtual global post office.


The Timing
Is Perfect
Paper Mail is dying
Consumers don't want paper mail
Businesses have weak metrics & poor ROI
Currently mailing processes are inefficient
People trust the cloud
Willing to save sensitive docs on the cloud
Climate change is a key global issue
Our technology can be a game-changer
Our technology can exchange info between mailboxes in the cloud using a mailing address

While we want to create wealth for our shareholders, employees, customers, vendors and our ecosystem, we will measure our primary success based on the number of trees we save through a reduction in consumption of paper.

Invest today, and **invest in a more sustainable future**.

Meet Our Team



Vijay Chetty

Founder, President, CEO, Secretary & Chairman of the Board

Vijay is a Serial Entrepreneur, has raised $10M for previous ventures, and has written 7 patents. Vijay was the CEO of ScanAps and CFO of Kent & Spiegel. Vijay served as a Board Member for the Association of Coupon Professionals. Vijay has been working for the past 20 years in various technologies to reduce the consumption of paper. Vijay has been the CEO of Click & Clear Communications (CCC) for the past 8 years where he sold direct mail to local businesses. Vijay still manages CCC where he spends less than an hour a week and is focused full time in building Zipinmail.

Vijay has double Masters, CPA and CMA. Vijay was ranked among the top 1% of the nation in CPA exam. He works full-time for Zipinmail for approximately 40 hours per week and approximately 1 hour per week with Click & Clear Communications.



Gunjan Bagla

Director & Consultant

Gunjan has raised VC Capital at Startups. Gunjan is the Managing Director of Amritt Ventures, a Business Consulting and Global Strategic Partnership company. Gunjan is an MBA with Honors and Mechanical Engineer from IIT, Kanpur, India.



Reddy Shivampet

Chief Technology Officer

Reddy was the Senior VP of Digital Platforms at Nielsen for 10 Years. He is a Startup Architect who drives ideas from concept to launch in the least possible time & greatest efficiency.



Jagdish Patil

Senior Engineer

Jagdish is a Senior Engineer with 19 Years of experience at Nielsen. Jagdish spearheaded Digital Ad Ratings partnering with Facebook, Experian & Adobe.



Srividya Neelam

Senior Project Manager

Srividya has 13+ years of experience as a software engineer. She worked at American Express Technology Solutions - Card Acquisitions. She specializes in building technology solutions in agile mode. Bachelor's in Engineering from Osmania College of Engineering, India.



Prem Sundaram

Director & Consultant

Prem is an experienced technology consultant who has architected, developed and managed software products for over 30 years - including most recently his own NoteDex application, a cross platform project information capture and organization tool. He enjoys working with technology startup CEOs to help them plan and execute on their visions. Prem is also the Founder and CEO of Circular Materials, a new venture that will reclaim precious materials from electronic waste in the USA. He has a degree in Materials Science from Cambridge University, England, and an MBA from UCLA. Prem is also a mentor on the nationwide Clean Tech Open accelerator.

Offering Summary

Company	Digital Mailbox, Inc.
Corporate Address	910 19th St., Suite 106, SANTA MONICA, CA 90403
Offering Minimum	$9,999.00
Offering Maximum	$1,069,999.50
Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	6,666
Maximum Number of Shares Offered	713,333
Price per Share	$1.50
Pre-Money Valuation	$22,500,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Super Early Bird

Invest within two weeks and receive 15% bonus shares

Early Bird

Invest within 4 weeks and receive 10% bonus shares

Amount Based:

$1k+

10% bonus shares

$5k+

15% bonus shares

$10k+

20% bonus shares

$25k+

25% bonus shares

$50k+

35% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Digital Mailbox, Inc. dba Zipinmail will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Paper mail is a cumbersome process for all of us.

Businesses burn over $300 Billion dollars of cash every year for paper mail without getting any measurement metrics or ROI.

We cut down 68 million trees in USA and 400 million trees globally every year for paper mail and almost all of it is thrown in trash.

Paper Industry is the 3rd largest polluters of air, water & land.

Our Solution is to take the physical mailbox to the cloud!

Zipinmail has created an open, end-to-end virtual mailbox platform to send & receive mail using a mailing address.

Zipinmail is designed like an email but uses a mailing address to transmit data. From 'Compose Zipinmail', just type the full mailing address and it will be delivered to the recipient's mailbox in the cloud for that mailing address.

You can access all your mailboxes in your cell phone.

Engineering team at Zipinmail has built a highly scalable and secure platform which is cloud native, open source based micro services and modularized design.

Businesses will save over 90% of direct mail cost.

Consumers don't have to deal with paper mail, all their bills & coupons will be organized, and they will be paid for just clicking Zipinmail.

Zipinmail will save the trees and preserve our nature for future genrations.

And, that's what we are passionate about and that's what drives us!

To the best of our knowledge, there is nothing similar in the market. Zipinmail is an emerging technology, and we just went live on March 1st.

Please sign up for Zipinmail from your computer or cell phone to get a feel for how it works.

It's absolutely free for consumers and the basic plan is free for businesses as well!

We have assembled a world class team and everybody in our team is a highly qualified and experienced professional.

Our vision is to save the trees and preserve our nature for future generations. Our mission is to get rid of paper mail and implement a virtual global postal system.

We believe our customers will be permanent because it is their virtual mailbox. We make money

from Subscription Plans, Mass Zipinmail, Coupon Management and Rewards Program.

We have many more products in our pipeline such as digital PO box and certified mail, digital notary, digital mail in ballots and digital currency.

Imagine drilling down from google maps and reaching anyone anywhere in the world without knowing their name, email or phone number! An alternate form of communication! And it is LIVE now!

We believe we are the first to market with a simple, logical, practical, end-to-end virtual mailbox platform to send & receive mail using a mailing address, without email or sharing links.

We have filed a global patent and we have the opportunity to be the market leader.

USPS generated $77 Billion last year and the revenues from global postal systems exceeded $500 Billion in 2021.

We hope you invest to be part of this evolutionary vision & technology to get rid of paper mail and save the trees and preserve our nature for future generations!

And my personal dream, in a few years from now, that mailbox in front of our homes to be a ‘Collector’s Item’.

Thanks for watching!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.